May 29, 2018

VIA EDGAR

Ms. Jennifer Thompson

Accounting Branch Chief

Office of Consumer Products

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:                            Fossil Group, Inc.

Form 10-K for the Fiscal Year Ended December 30, 2017

Filed March 2, 2018

File No. 0-19848

Dear Ms. Thompson:

This letter is submitted on behalf of Fossil Group, Inc. (the “Company”) in response to the comments of the staff of the Office of Consumer Products (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the fiscal year ended December 30, 2017 (the “Form 10-K”) filed on March 2, 2018, as set forth in your letter dated May 17, 2018 (the “Comment Letter”) to Mr. Jeffery N. Boyer.

For reference purposes, the text to the Comment Letter has been reproduced herein with responses below the numbered comment. For your convenience, we have italicized the reproduced Staff comment from the Comment Letter, and we have bolded the heading of our response thereto. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Form 10-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

1.  We have reviewed your response to comment 1.  In your response, you state that the information material to an investor regarding your Michael Kors and Armani licenses is that a specific minimum sales threshold exists and there is potential for early termination.  Given the significance of this information, please disclose within an appropriate place of your MD&A.  In doing so, please disclose that you Michael Kors and Armani licenses may be terminated at the end of 2019 if you fail to meet specific minimum sales thresholds for 2018.

Company Response:

In future filings with respect to fiscal 2018, the Company will include the following or similar language within MD&A:

“During fiscal year 2017, MICHAEL KORS product sales accounted for approximately 22.6% of our consolidated net sales and product sales under the ARMANI brands accounted for approximately 12.1% of our consolidated net sales.  Each of our license agreements with MICHAEL KORS and ARMANI may be terminated by the licensor effective at the end of 2019 if we fail to meet certain net sales thresholds in 2018.  If we are unable to achieve these minimum net sales thresholds, we would need to seek a waiver of non-compliance from the applicable licensor or amend the agreement to modify the thresholds.”

* * * * *

In connection with responding to the Comment Letter, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosures in the Form 10-K, notwithstanding any review, comments, action or absence of action by the Staff.

If you should have any questions, please feel free to contact me at 214-969-2891.

Very truly yours,

/s/ Garrett A. DeVries

Garrett A. DeVries, Esq.

cc:                                Kosta N. Kartsotis, Fossil Group, Inc.

Jeffery N. Boyer, Fossil Group, Inc.

Randy S. Hyne, Fossil Group, Inc.